UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FirstEnergy Corp.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

337932107

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 337932107	Page 1 of 20 pages

1	Names of Reporting Persons BIP Securities II-B L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person PN

13D

CUSIP No. 337932107	Page 2 of 20 pages

1	Names of Reporting Persons BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person OO

13D

CUSIP No. 337932107	Page 3 of 20 pages

1	Names of Reporting Persons Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person PN

13D

CUSIP No. 337932107	Page 4 of 20 pages

1	Names of Reporting Persons BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person PN

13D

CUSIP No. 337932107	Page 5 of 20 pages

1	Names of Reporting Persons BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person OO

13D

CUSIP No. 337932107	Page 6 of 20 pages

1	Names of Reporting Persons Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person PN

13D

CUSIP No. 337932107	Page 7 of 20 pages

1	Names of Reporting Persons Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person PN

13D

CUSIP No. 337932107	Page 8 of 20 pages

1	Names of Reporting Persons Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person OO

13D

CUSIP No. 337932107	Page 9 of 20 pages

1	Names of Reporting Persons Blackstone Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person CO

13D

CUSIP No. 337932107	Page 10 of 20 pages

1	Names of Reporting Persons Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person OO

13D

CUSIP No. 337932107	Page 11 of 20 pages

1	Names of Reporting Persons Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person IN

13D

CUSIP No. 337932107	Page 12 of 20 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.10 (the “Common Stock”), of FirstEnergy Corp., an Ohio corporation (the “Company” or “Issuer”) whose principal executive offices are located at 76 South Main Street, Akron, Ohio 44308.

Item 2.	Identity and Background.

(a)-(b)    Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	BIP Securities II-B L.P., which is a Delaware limited partnership (“BIP Securities”);

(ii)	BIP Holdings Manager L.L.C., which is a Delaware limited liability company;

(iii)	Blackstone Infrastructure Associates L.P., which is a Delaware limited partnership;

(iv)	BIA GP L.P., which is a Delaware limited partnership;

(v)	BIA GP L.L.C., which is a Delaware limited liability company;

(vi)	Blackstone Holdings III L.P., a Québec société en commandite;

(vii)	Blackstone Holdings III GP L.P., a Delaware limited partnership;

(viii)	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company;

(ix)	Blackstone Inc., a Delaware corporation;

(x)	Blackstone Group Management L.L.C., a Delaware limited liability company; and

(xi)	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c)    The principal business of BIP Securities II-B L.P. is investing in securities of the Issuer.

The principal business of BIP Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner of BIP Securities II-B L.P. and other affiliated Blackstone entities. The principal business of Blackstone Infrastructure Associates L.P. is performing the functions of, and serving as, the managing member of BIP Holdings Manager L.L.C. and other affiliated Blackstone entities. The principal business of BIA GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Infrastructure Associates L.P. and other affiliated Blackstone entities. The principal business of BIA GP L.L.C. is performing the functions of, and serving as, the general partner of BIA GP L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of BIA GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

13D

CUSIP No. 337932107	Page 13 of 20 pages

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d)     During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

From October 6, 2020 through October 30, 2020, BIP Securities purchased 3,243,564 shares of Common Stock in a series of open market transactions for aggregate consideration of approximately $100.5 million, representing an average price of approximately $30.98 per share. BIP Securities obtained the funds for these purchases through capital contributions from its partners.

On December 13, 2021 (the “Closing Date”), pursuant to the Common Stock Purchase Agreement, dated as of November 6, 2021 (the “SPA”), BIP Securities purchased 25,588,535 shares of Common Stock (the “Private Placement Shares”) from the Company for aggregate consideration of $1.0 billion, representing a price of $39.08 per share (the “Private Placement”). BIP Securities obtained the funds for the Private Placement through capital contributions from its partners.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

13D

CUSIP No. 337932107	Page 14 of 20 pages

The Reporting Persons acquired shares of the Common Stock for investment purposes as part of their ordinary business and investing activities. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to the terms of the SPA, market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may, from time to time and at any time, (a) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) in open market transactions, privately negotiated transactions, or otherwise, (b) dispose of any or all of their Securities in open market transactions, privately negotiated transactions, or otherwise, or (c) engage in any hedging or similar transactions with respect to the Securities.

In exploring ways to maximize the return on their investment, and as part of their ongoing investment activities, subject to the terms of the SPA, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of Securities and, from time to time and at any time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Common Stock; sale or acquisition of assets or business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Issuer’s board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

13D

CUSIP No. 337932107	Page 15 of 20 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 544,599,700 shares of Common Stock outstanding as of December 1, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BIP Securities II-B L.P.	28,832,099	5.3%	28,832,099	0	28,832,099	0
BIP Holdings Manager L.L.C.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Blackstone Infrastructure Associates L.P.	28,832,099	5.3%	28,832,099	0	28,832,099	0
BIA GP L.P.	28,832,099	5.3%	28,832,099	0	28,832,099	0
BIA GP L.L.C.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Blackstone Holdings III L.P.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Blackstone Holdings III GP L.P.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Blackstone Holdings III GP Management L.L.C.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Blackstone Inc.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Blackstone Group Management L.L.C.	28,832,099	5.3%	28,832,099	0	28,832,099	0
Stephen A. Schwarzman	28,832,099	5.3%	28,832,099	0	28,832,099	0

The securities reported above are held of record by BIP Securities. BIP Holdings Manager L.L.C. is the general partner of BIP Securities. Blackstone Infrastructure Associates L.P. is the managing member of BIP Holdings Manager L.L.C. BIA GP L.P. is the general partner of Blackstone Infrastructure Associates L.P. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings III L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc., a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

13D

CUSIP No. 337932107	Page 16 of 20 pages

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c)    Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock. Any transactions in Common Stock during such period by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Common Stock Purchase Agreement

Standstill Provisions

Pursuant to the SPA, a “Standstill Period” commences on November 6, 2021 and ends on the earlier to occur of (i) December 31, 2022 and (ii) such time as BIP Securities (A) beneficially owns less than 75% of the Private Placement Shares, subject to certain conditions, or (B) no longer has an Investor Nominee (as defined below) serving as a director on the Board. For the duration of the Standstill Period, BIP Securities, together with certain affiliates, is prohibited from taking the following actions, among other restrictions, without the prior consent of the Company, subject to certain exceptions:

•

acquiring certain additional securities of the Company or its subsidiaries, provided that BIP Securities will be permitted to (i) purchase additional shares of Common Stock up to an amount equal to 3.5% of the issued and outstanding shares of Common Stock on the date of the SPA and (ii) purchase indebtedness of the Company and its subsidiaries;

•	proposing a change in, or criticizing, the management or boards of directors of the Company or its subsidiaries, subject to certain exceptions;

•

making statements or proposals with respect to a merger, restructuring, sale of assets, dividend, share repurchase or liquidation, or any similar transaction, or that require the Company or its subsidiaries to make a public action or statement regarding the possibility of any of the foregoing; and

•	taking a net economic short interest in the Common Stock or debt securities of the Company.

13D

CUSIP No. 337932107	Page 17 of 20 pages

Board Nomination and Observer Rights

Pursuant to the SPA, the Board has agreed that, from and after the Closing Date, for so long as BIP Securities beneficially owns at least 75% of the Private Placement Shares (such period, the “Nomination Period”), BIP Securities will have the right to nominate one natural person for election to the Board (the “Investor Nominee”) and the Company will (i) upon the occurrence of a vacancy on the Board during the Nomination Period, if the Investor Nominee is not then serving as a member of the Board, cause the Investor Nominee to be appointed to the Board and (ii) in connection with each annual meeting of the stockholders of the Company at which directors are generally elected during the Nomination Period, (A) include the Investor Nominee as a nominee for election to the Board, (B) include the Investor Nominee in the Company’s notice of annual meeting (or any supplement thereto), (C) not nominate more nominees than the number of persons to be elected to the Board at such meeting (which amount shall include the Investor Nominee) and (D) use reasonable best efforts to cause the election of the Investor Nominee so nominated by the Company (including by (x) recommending that the Company’s stockholders vote in favor of the election of the Investor Nominee and (y) otherwise supporting the Investor Nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

In addition, the Company and BIP Securities will each use reasonable best efforts (including the exhaustion of all available appeals processes) to, as promptly as practicable after the date of the SPA, among other matters, obtain all “Regulatory Approvals” (as defined in the SPA) necessary to permit the Investor Nominee to remain a director of the Company (or to rejoin the Board, as applicable), to vote at meetings of the Board or any Board committee and to take the other actions contemplated by the SPA. Until such time as all Regulatory Approvals are obtained, no Investor Nominee serving as a member of the Board will have the right to vote at any meeting of the Board or any Board committee.

In the event the Investor Nominee is unable or otherwise ceases to serve on the Board, the SPA provides a mechanism for BIP Securities to designate a substitute director acceptable to the Board to be appointed to the Board for the remainder of the term of such Investor Nominee.

In the event that BIP Securities ceases to beneficially own at least 75% of the Private Placement Shares, if requested by the Board, BIP Securities shall cause the Investor Nominee to immediately resign from the Board.

In addition, during the Nomination Period, in the event an Investor Nominee is not serving on the Board, the Company will permit one person designated by BIP Securities to attend as an observer of all meetings of the Board.

Preemptive Rights

During the six-month period following the closing of the Private Placement, for so long as BIP Securities beneficially owns at least 75% of the shares of the Private Placement Shares, if the

13D

CUSIP No. 337932107	Page 18 of 20 pages

Company makes any offering of $100.0 million or more of Common Stock or any options or other securities convertible into Common Stock (subject certain customary exceptions), BIP Securities shall have the right to acquire from the Company (i) if the price per share of Common Stock in such offering is less than $39.08, an amount equal to 50% of the total number of shares actually issued or (ii) if the price per share of Common Stock in the offering is equal to or greater than $39.08, an amount of shares based on BIP Securities’ pro rata ownership of Common Stock at the time of such offering.

Registration Rights

The SPA contains provisions that provide for certain registration rights covering the Private Placement Shares so long as they are “Registrable Securities” (as defined in the SPA). Pursuant to such provisions in the SPA, the Company filed a shelf registration statement with respect to Registrable Securities on December 13, 2021. Subject to customary exceptions, the Company must maintain the effectiveness of the registration statement until the Private Placement Shares covered by the registration statement have been disposed of or are no longer Registrable Securities, subject to certain limitations. BIP Securities also has certain piggyback registration rights on certain public offerings of Common Stock by the Issuer. The registration rights in the SPA are subject to certain conditions, exceptions and limitations, including rights of the Company to delay the filing of, suspend the use of or withdraw a registration statement.

The foregoing description of the SPA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, by and among the Reporting Persons.

2	Common Stock Purchase Agreement, dated as of November 6, 2021 (incorporated by reference to exhibit 4(d) to the Issuers Registration Statement on Form S-3, filed December 13, 2021).

13D

CUSIP No. 337932107	Page 19 of 20 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 23, 2021

BIP Securities II-B L.P.
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIP Holdings Manager L.L.C.

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

Blackstone Infrastructure Associates L.P.
By:	BIA GP L.P., its general partner
By:	BIA GP L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIA GP L.P.
By:	BIA GP L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIA GP L.L.C.

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

13D

CUSIP No. 337932107	Page 20 of 20 pages

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Hamilton E. James	Executive Vice Chairman of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
Jay O. Light	Dean Emeritus, Harvard Business School
The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock or has had any transactions in Common Stock in the past 60 days, other than Joseph Baratta who owns 35 shares of Common Stock and sold 104 shares of Common Stock on December 1, 2021.